SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 7
                                    --------

                               DENNY'S CORPORATION
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    24869P104
                                 (CUSIP Number)

                      Mellon HBV Alternative Strategies LLC
                           200 Park Avenue, Suite 3300
                             New York, NY 10166-3399
                                 (212) 808-3950
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 3, 2005
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    CUSIP No.: 24869P104                                   Page 2 0f 5

1   NAMES OF REPORTING PERSONS  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      Mellon HBV Alternative Strategies LLC
                      I.R.S. No.:  13-4050836
    ---------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   (a)     (b)
    ---------------------------------------------------------------------------
3   SEC USE ONLY
    ---------------------------------------------------------------------------
4   SOURCE OF FUNDS*
                      00
    ---------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)
    ---------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
                       Delaware
    ---------------------------------------------------------------------------
                      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON WITH
    ---------------------------------------------------------------------------
7   SOLE VOTING POWER
                      8,827,273
    ---------------------------------------------------------------------------
8   SHARED VOTING POWER
                      0
    ---------------------------------------------------------------------------
9   SOLE DISPOSITIVE POWER
                      8,827,273
    ---------------------------------------------------------------------------
10  SHARED DISPOSITIVE POWER
                      0
    ---------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                      8,827,273
    ---------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

    ---------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      9.8%
    ---------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
                      IA
    ---------------------------------------------------------------------------

                                                                     Page 3 0f 5
         Introduction:

     This Amendment No. 7 to the Schedule 13D is being filed by the Reporting Person to reflect sale transactions of the Company's Common Stock previously disclosed on a Forms 4 recently filed by the Reporting Person.

         Item 1. Security and Issuer

         Security: Common Stock, $0.01 par value per share ("Common Stock").

         Issuer's Name and Address:

          Denny's Corporation (the "Company"), 203 E. Main Street, Spartanburg, SC 29319-9966.

         Item 2.  Identity and Background

     (a) Mellon HBV Alternative Strategies LLC (the "Reporting Person") which acts as investment advisor and authorized agent for each of the funds named on Exhibit A hereto. Each such fund sold for its respective account the number of shares of the Common Stock set forth opposite its name on Exhibit A.

     (b) The Reporting Person is a Delaware limited liability company with its principal executive offices located at 200 Park Avenue, Suite 3300, New York, NY 10166-3399.

     (c) The Reporting Person serves as investment advisor of Mellon HBV Master Rediscovered Opportunities Fund L.P., Mellon HBV Master Multi-Strategy Fund L.P., Axis RDO Ltd., Mellon HBV Capital Partners L.P., Mellon HBV Distressed Recovery Master Fund Ltd., Mellon HBV Leveraged Multi-Strategy Fund L.P., Mellon HBV Master U.S. Event Driven Funds L.P., Lyxor/Mellon HBV Rediscovered Opportunity Fund Ltd. and HFR DS Performance Master Trust (collectively, the "Clients"). The Reporting Person has sole voting and dispository power over the shares of Common Stock held by each such fund.

     (d)-(e) During the last five years neither the Reporting Person, nor, to the best of its knowledge, any of its directors, executive officers, controlling persons or members, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         Item 4.  Purpose of Transaction

     In view of the fact that the Reporting Person's beneficial ownership in the Common Stock of the Issuer is now significantly less than 20% and that the Reporting Person has no intent to directly or indirectly change or influence the control of the Issuer, the Reporting Person will henceforth report its passive investment in the Issuer's Common Stock on Schedule 13G and intends to file its initial Schedule 13G with respect to the Issuer's Common Stock shortly after the filing of this Schedule 13D.

         Item 5.  Interest in Securities of the Issuer

     (a) As of February 11, 2005, the Reporting Person beneficially owned in the aggregate 8,827,273 shares of the Company's Common Stock (the "Shares"), representing approximately 9.8% of the outstanding Common Stock (based on 89,987,134 shares issued and outstanding as of January 5, 2005, as reported in the Company's Form 8A/A filed on January 12, 2005).

     (b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose and to direct the disposition of the Shares.

     (c) Information relating to the transaction effected by the Reporting Person with respect to the Common Stock appears on Exhibit A attached hereto.

         (d) Not applicable.

         (e) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None.

         Item 7.  Material to be Filed as Exhibits

         None.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         Dated: February 15 , 2005

         MELLON HBV ALTERNATIVE STRATEGIES LLC.


           By:  /s/ WILLIAM F. HARLEY III
          --------------------------------------------
          William F. Harley III
           President and Chief Executive Officer

                                    Exhibit A

     Information with respect to sales of the Common Stock of the Company effected by the Reporting Person since the Reporting Person's last filing on
Schedule 13D relating to the Company.


-------------------------------------------------------------- ----------------- ------------------ ------------------
NAME OF FUND                                                         DATE           Sale Price           SHARES

-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
Mellon HBV Master Rediscovered Opportunities Fund, L.P.        2/3/05                  $4.58             435,197
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                               2/4/05                 $4.7938            282,880
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                               2/4/05                 $4.6667            39,1678
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                               2/7/05                  $4.95             435,196
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                               2/8/05                 $4.8939             74,857
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                               2/10/05                 $4.95             108,803
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                               2/11/05                $4.9693             65,282
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
Mellon HBV Master Multi-Strategy Fund L.P.                     2/3/05                  $4.58             225,127

-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                               2/4/05                 $4.7938            145,332
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                               2/4/05                 $4.7887            202,614
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                               2/7/05                  $4.95             225,127
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                               2/8/05                 $4.8939             38,721
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                               2/10/05                 $4.95              56,281
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                               2/11/05                $4.9693             33,769
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
Axis-RDO Limited                                               2/3/05                  $4.58              65,248

-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                               2/4/05                 $4.7938             42,411
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                               2/4/05                 $4.7887             58,723
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                               2/7/05                  $4.95              65,248
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                               2/8/05                 $4.8939             11,222
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                               2/10/05                 $4.95              16,312
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                               2/11/05                $4.9693              9,787
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
HFR DS Performance Master Trust                                2/3/05                  $4.58              73,746

-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                               2/4/05                 $4.7938             47,935
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                               2/4/05                 $4.7887             66,372
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                               2/7/05                  $4.95              73,747
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                               2/8/05                 $4.8939             12,684
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                               2/10/05                 $4.95              18,436
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                               2/11/05                $4.9693             11,062
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
Distressed Recovery Master Fund Ltd.                           2/3/05                  $4.58              37,754

-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                               2/4/05                 $4.7938             24,540
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                               2/4/05                 $4.7887             33,978
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                               2/7/05                  $4.95              37,754
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                               2/8/05                 $4.8939              6,493
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                               2/10/05                 $4.95               9,438
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                               2/11/05                $4.9693              5,663
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
Mellon HBV Master Leveraged Multi-Strategy Fund L.P.           2/3/05                  $4.58              60,659

-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                               2/4/05                 $4.7938             39,428
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                               2/4/05                 $4.7887             54,593
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                               2/7/05                  $4.95              60,659
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                               2/8/05                 $4.8939             10,433
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                               2/10/05                 $4.95              15,164
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                               2/11/05                $4.9693              9,098
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
Mellon HBV Master U.S. Event Driven Funds L.P.                 2/3/05                  $4.58              13,338

-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                               2/4/05                 $4.7938              8,669
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                               2/4/05                 $4.7887             12,004
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                               2/7/05                  $4.95              13,338
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                               2/8/05                 $4.8939              2,294
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                               2/10/05                 $4.95               3,334
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                               2/11/05                $4.9693              2,000
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
Lyxor/Mellon HBV Rediscovered Opportunities Fund Ltd.          2/3/05                  $4.58              88,931
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                               2/4/05                 $4.7938             57,805
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                               2/4/05                 $4.7887             80,038
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                               2/7/05                  $4.95              88,931
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                               2/8/05                 $4.8939             15,296
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                               2/10/05                 $4.95              22,232
-------------------------------------------------------------- ----------------- ------------------ ------------------
-------------------------------------------------------------- ----------------- ------------------ ------------------
                                                               2/11/05                $4.9693             65,282
-------------------------------------------------------------- ----------------- ------------------ ------------------